Correspondence

CHINA XD PLASTICS COMPANY LIMITED
No. 9 Dalian North Road, Haping Road Centralized Industrial Park,
 Harbin Development Zone,
Heilongjiang Province, P. R. China

                                                                                                September 27, 2011

VIA EDGAR AND FACSIMILE

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:
China XD Plastics Company Limited
Form 10-K/A for the Year Ended December 31, 2010
Filed April 27, 2011
Form 10-K for the Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for the Quarter Ended March 31, 2011
Filed May 12, 2011
File No. 1-34546

Dear Mr. Decker:

On behalf of China XD Plastics Company Limited, a Nevada corporation (the “Company”, “we”, “us” or “our”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of September 15, 2011 with respect to the Form 10-K/A for the year ended December 31, 2010, filed on April 27, 2011 and the Form 10-K for the year ended December 31, 2010, filed on March 31, 2011 (collectively the “Form 10-K”) and the Form 10-Q for the quarter ended March 31, 2011, filed on May 12, 2011 (the “Form 10-Q”).

We have recited the Staff's comment in boldface type and have added our response directly below the comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 15 – Exhibits, Financial Statement Schedules, page 51

Consolidated Statements of Cash Flows, page F-6

1.
We note your response to comment six from our letter dated August 3, 2011. Please provide us with the qualitative and quantitative analysis you performed in accordance with SAB Topic 1:M to determine that your cash flow statement error was not material. Please tell us how you considered if you had any similar errors affecting interim or annual periods since January 1, 2009 and quantify for us the impact of any cash flow statement errors identified in those other periods. Please also ensure that your materiality analysis considers (individually and in the aggregate) the impact of both your cash flow statement errors and the EPS errors described in your response to comment 15 from our letter dated August 3, 2011.

The Company respectfully advises the Staff that the Company did not consider the impact of the unpaid amounts relating to property, plant and equipment in preparing the consolidated cash flow statements for the interim and annual periods from January 1, 2009 to June 30, 2011 (“Error 1”).  The Company further advises the Staff that in the course of responding to the Staff’s comment, the Company identified two additional classification errors in the prior periods’ consolidated cash flow statements relating to:

•
the Company settled purchase obligations due to its equipment vendors using bank acceptance notes the Company received from its customers (“Error 2”).  The Company reported such transactions as both operating cash inflows and investing cash outflows, instead of non-cash transactions;

•
in 2009, the Company settled a related party loan using bank acceptance notes the Company received from its customers (“Error 3”).  The Company reported such transaction as both operating cash inflows and financing cash outflows, instead of non-cash transactions.  The Error 3 is not applicable in 2010.

The effects of such errors (in USD millions) in each of the interim and annual periods from January 1, 2009 to June 30, 2011 are as follows:

Three-month period ended March 31, 2009	Revised	As reported	Difference due to Error 1	Difference due to Error 2	Difference due to Error 3
Net cash provided (used in) by operating activities	(1.31)	5.57	0.09	-	(6.97)
Net cash used in investing activities	(0.13)	(0.04)	(0.09)	-	-
Net cash used in financing activities	(0.57)	(7.54)	-	-	6.97
Non-cash investing activities:
- Payables for purchase of property, plant and equipment	0. 01	-	0. 01	-	-
- Settlement of purchase obligations due to its equipment vendors using bank acceptance notes	-	-	-	-	-
- Settlement of a related party loan using bank acceptance notes	6.97	-	-	-	6.97

Six-month period ended June 30, 2009	Revised	As reported	Difference due to Error 1	Difference due to Error 2	Difference due to Error 3
Net cash (used in) provided by operating activities	(3.55)	3.99	0.09	(0.66)	(6.97)
Net cash used in investing activities	(0.14)	(0.71)	(0.09)	0.66	-
Net cash provided by (used in) financing activities	1.29	(5.68)	-	-	6.97
Non-cash investing activities:
- Payables for purchase of property, plant and equipment	0. 01	-	0. 01	-	-
- Settlement of purchase obligations due to its equipment vendors using bank acceptance notes	0.66	-	-	0.66	-
- Settlement of a related party loan using bank acceptance notes	6.97	-	-	-	6.97

Nine-month period ended September 30, 2009	Revised	As reported	Difference due to Error 1	Difference due to Error 2	Difference due to Error 3
Net cash provided by operating activities	9.86	18.20	0.09	(1.46)	(6.97)
Net cash used in investing activities	(0.47)	(1.84)	(0.09)	1.46	-
Net cash used in financing activities	(8.14)	(15.11)	-	-	6.97
Non-cash investing activities:
- Payables for purchase of property, plant and equipment	0. 01	-	0. 01	-	-
- Settlement of purchase obligations due to its equipment vendors using bank acceptance notes	1.46	-	-	1.46	-
- Settlement of a related party loan using bank acceptance notes	6.97	-	-	-	6.97

Year ended December 31, 2009	Revised	As reported	Difference due to Error 1	Difference due to Error 2	Difference due to Error 3
Net cash provided by operating activities	8.25	17.14	(0.46)	(1.46)	(6.97)
Net cash used in investing activities	(11.86)	(13.78)	0.46	1.46	-
Net cash provided by (used in) financing activities	6.59	(0.38)	-	-	6.97
Non-cash investing activities:
- Payables for purchase of property, plant and equipment	0. 56	-	0. 56	-	-
- Settlement of purchase obligations due to its equipment vendors using bank acceptance notes	1.46	-	-	1.46	-
- Settlement of a related party loan using bank acceptance notes	6.97	-	-	-	6.97

Three-month period ended March 31, 2010	Revised	As reported	Difference due to Error 1	Difference due to Error 2
Net cash used in operating activities	(4.96)	(5.51)	0.55	-
Net cash used in investing activities	(0.56)	(0.01)	(0.55)	-
Non-cash investing activities:
- Payables for purchase of property, plant and equipment	-	-	-	-
- Settlement of purchase obligations due to its equipment vendors using bank acceptance notes	-	-	-	-

Six-month period ended June 30, 2010	Revised	As reported	Difference due to Error 1	Difference due to Error 2
Net cash provided by operating activities	11.55	11.00	0.55	-
Net cash (used in) provided by investing activities	(0.48)	0.07	(0.55)	-
Non-cash investing activities:
- Payables for purchase of property, plant and equipment	-	-	-	-
- Settlement of purchase obligations due to its equipment vendors using bank acceptance notes	-	-	-	-

Nine-month period ended September 30, 2010	Revised	As reported	Difference due to Error 1	Difference due to Error 2
Net cash provided by operating activities	10.10	15.43	0.55	(5.88)
Net cash used in investing activities	(0.65)	(5.98)	(0.55)	5.88
Non-cash investing activities:
- Payables for purchase of property, plant and equipment	-	-	-	-
- Settlement of purchase obligations due to its equipment vendors using bank acceptance notes	5.88	-	-	5.88

Year ended December 31, 2010	Revised	As reported	Difference due to Error 1	Difference due to Error 2
Net cash provided by operating activities	13.61	17.98	1.54	(5.91)
Net cash used in investing activities	(15.35)	(19.72)	(1.54)	5.91
Non-cash investing activities:
- Payables for purchase of property, plant and equipment	2.10	-	2.10	-
- Settlement of purchase obligations due to its equipment vendors using bank acceptance notes	5.91	-	-	5.91

Three-month period ended March 31, 2011	Revised	As reported	Difference due to Error 1	Difference due to Error 2
Net cash provided by operating activities	1.44	1.43	0.01	-
Net cash used in investing activities	(0.09)	(0.08)	(0.01)	-
Non-cash investing activities:
- Payables for purchase of property, plant and equipment	2.09	-	2.09	-
- Settlement of purchase obligations due to its equipment vendors using bank acceptance notes	-	-	-	-

Six-month period ended June 30, 2011	Revised	As reported	Difference due to Error 1	Difference due to Error 2
Net cash provided by operating activities	31.61	31.86	(0.25)	-
Net cash used in investing activities	(17.34)	(17.59)	0.25	-
Non-cash investing activities:
- Payables for purchase of property, plant and equipment	2.35	-	2.35	-
- Settlement of purchase obligations due to its equipment vendors using bank acceptance notes	-	-	-	-

The Company believes these errors are not material to require restatements of our consolidated cash flow statements previously included in the 2009 and 2010 annual reports on Form 10-K as well as the Form 10-Q for the quarters ended March 31, 2009, June 30, 2009, September 30, 2009, March 31, 2010, June 30, 2010, September 30, 2010, March 31, 2011 and June 30, 2011, based on the below analysis in accordance with the Staff Accounting Bulletin Topic 1: M, Materiality.  The Company plans to correct the cash flow statements for the year ended December 31, 2010, the nine-month period ended September 30, 2010, the three-month period ended March 31, 2011 and the six-month period ended June 30, 2011 next time they are presented as comparative periods in subsequent filings without amendment to the previous filings or the issuance of an Item 4-02 Form 8-K.

According to SAB Topic 1: M, materiality concerns the significance of an item to users of a registrant's financial statements. A matter is material if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows: “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Under the governing principles, an assessment of materiality requires that one views the facts in the context of the surrounding circumstances, as the accounting literature puts it, or the total mix of information, in the words of the Supreme Court.  In the context of a misstatement of a financial statement item, while the total mix includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both quantitative and qualitative factors in assessing an item’s materiality.

The Company determined that the misstatements were caused by misapplication of U.S. GAAP, i.e. the Company presented on a gross basis the unpaid amounts relating to property, plant and equipment, and the settlement of purchase obligations with equipment vendors and the related party loan with bank acceptance notes the Company received from its customers.  The Company usually settled the unpaid amounts relating to property, plant and equipment soon after the balance sheet date, e.g. the Company paid off the unpaid amounts relating to property, plant and equipment as of December 31, 2008 in January 2009 and the unpaid amounts relating to property, plant and equipment as of December 31, 2009 in the first quarter of 2010, respectively.  Bank acceptance notes, which usually have a maturity date within 6 months, were received by the Company from its customers on its product sales.  The banks have guaranteed to honor these bank acceptance notes upon maturity.  As a result, in prior years, the Company believed it was appropriate to present the settlement of purchase obligations with equipment vendors or the related party loan using bank acceptance notes the Company received from its customers on gross basis to present a full picture of the cash generating capability of the Company. The Company further concluded that the misstatements were not material because the judgment of a reasonable person would not have been changed or influenced because of the misstatements, in light of the following:

i.	The misstatements do not mask a change in earnings or other trends;
ii.	The misstatements do not hide a failure to meet analysts’ consensus expectations for the Company;
iii.	The misstatements do not concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or cash generating capability;
iv.	The misstatements do not affect the Company’s compliance with regulatory requirements;
v.	The misstatements do not affect the Company’s compliance with loan covenants or other contractual requirements;
vi.	The misstatements do not have the effect of increasing management's compensation;
vii.	The misstatements do not involve concealment of an unlawful transaction.

Note 16 – Earnings (Loss) Per Share, page F-41

2.
We note your response to comment 15 from our letter dated August 3, 2011. Please tell us how you considered the extent to which your interim and annual EPS calculations for 2009 were impacted by these errors.

The Company respectfully advises the Staff that the Company has evaluated the guidance in ASC 260-10-45 and 10-55 on participating securities and concluded that both interim and annual EPS calculations (including basic and diluted EPS) for 2009 are accurate, primarily because of the following reasons:

•	neither Series A convertible preferred stock nor Series B preferred stock is a participating security;

•
Series C convertible preferred stock was issued in December 2009, during which the Company incurred net loss.  Although Series C convertible preferred stock is a participating security, the holders of the Series C convertible preferred stock do not have an obligation to share in the losses.

The Company further advises the Staff that the mathematical error identified in the computation of interim and annual diluted EPS for 2010 is not applicable for 2009 because effect of the changes in fair values of warrants for 2009 were anti-dilutive.

In providing the above responses to the Staff’s comment, we acknowledge the following:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Taylor Zhang

Taylor Zhang
Chief Financial Officer